

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Robert E. Swanson
Chief Executive Officer
Ridgewood Energy Corporation
14 Philips Parkway
Montvale, NJ 07645

   Re: Ridgewood Energy A-1 Fund, LLC
      Preliminary Revised Proxy Statement on Schedule 14A
      Filed March 1, 2011
      File No. 0-53895

Dear Swanson:

  We have completed our review of your filing and have no further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director

cc: Via Facsimile
   Daniel V. Gulino
   (201) 447-0474